TriVigil, Inc. (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2024 and 2025

Balance Sheet

Trivigil inc

January 01, 2024 - December 31, 2024

	Total
Assets	
Cash Accounts	
American Express General Operations 8839	$1,465.02
Total Assets	**$1,465.02**
Liabilities	
Credit Card Accounts	
American Express Blue Business Cash(tm) 1000	$31,688.79
Chase Bank A. Trivedi 4535	$54,714.79
U.s. Bank Business Credit Card - 0735 0735	$2,645.27
Liabilities	
Due To Shareholders/officers	$266,486.85
Loan From Owner	$168,665.00
Total Liabilities	**$524,200.70**
Equity	
Opening Balance Equity	$0.00
Owners Contributions	$1,000.00
Owners Distributions	$0.00
Owners Distributions - Tax Payments	$0.00
Personal Transactions Equity	$0.00
Net Income	($523,735.68)
Retained Earnings	$0.00
Total Equity	**($522,735.68)**
Liabilities and Equity Total	**$1,465.02**

Income Statement

Trivigil inc

January 01, 2024 - December 31, 2024

	Total

Revenue

Revenue	
Income	$22,600.00
Interest Income	$402.31
Revenue Total	**$23,002.31**
Revenue Total	**$23,002.31**

Cost of goods sold

Cost of goods sold Total	**$0.00**

Gross Profit	**$23,002.31**

Expenses

Expenses	
Bank Fees	$0.00
Business Consulting	$6,000.00
Conferences	$139,761.01
Contract Labor	$48,553.26
Employee Reimbursements	$14,055.09
Interest Expense	$776.57
Licenses and Fees	$3,855.25
Marketing	$10,073.53
Meals	$9,182.88
Payroll Fees	$1,249.32
Professional Fees	$15,785.00
Travel	$9,774.45
Website/Software	$60.50

Expenses Total	**$259,126.86**
Salaries and Wages	
Employee Benefits	$7,867.99
Payroll Taxes	$20,826.84
Payroll Wages	$258,916.30
Salaries and Wages Total	**$287,611.13**
Expenses Total	**$546,737.99**
Net Income	**($523,735.68)**

Balance Sheet

Trivigil inc

January 01, 2025 - December 31, 2025

	Total
Assets	
Cash Accounts	
American Express General Operations 8839	$599.42
Fixed Assets	
Software	$121,801.00
Total Assets	**$122,400.42**
Liabilities	
Credit Card Accounts	
American Express Blue Business Cash(tm) 1000	$32,350.47
Chase Bank A. Trivedi 4535	$57,939.14
U.s. Bank Business Credit Card - 0735 0735	$2,980.88
Liabilities	
Ebf Holdings Loan (closed On 01/13/26)	($216.36)
Loan From Owner	$340,665.00
Headway Capital Loan	$88,730.14
Due To Shareholders/officers	$266,486.85
Ebf Holdings Loan	($432.72)
National Funding Loan $96,000	$27,394.66
Total Liabilities	**$815,898.06**
Equity	
Opening Balance Equity	$0.00
Owners Contributions	($3,682.83)
Owners Distributions	($38,750.00)
Owners Distributions - Tax Payments	$0.00
Personal Transactions Equity	$0.00
Net Income	$66,374.38
Retained Earnings	($717,439.19)
Total Equity	**($693,497.64)**

| Liabilities and Equity Total | $122,400.42 |

Income Statement

Trivigil inc

January 01, 2025 – December 31, 2025

	Total

Revenue

Revenue	
Income	$371,065.75
Interest Income	$166.64
Revenue Total	**$371,232.39**
Revenue Total	**$371,232.39**

Cost of goods sold

Cost of goods sold Total	**$0.00**

Gross Profit	**$371,232.39**

Expenses

Expenses	
Bank Fees	$103.00
Contract Labor	$51,379.26
Education & Training	$1,601.12
Employee Reimbursements	$24,719.74
Interest Expense	$60,524.09
Licenses and Fees	$65.00
Loan Fees	$2,880.00
Marketing	$12,480.38
Meals	$2,533.19
Office Expenses	$323.88
Payroll Fees	$2,527.51
Postage	$456.40
Professional Fees	$8,821.00

Supplies	$977.50
Travel	$9,224.05
Website/Software	$19,665.47
Expenses Total	**$198,281.59**
Salaries and Wages	
Employee Benefits	$48,293.70
Payroll Taxes	$27,874.00
Payroll Wages	$252,203.32
Salaries and Wages Total	**$328,371.02**
Expenses Total	**$526,652.61**
Net Income	**($155,420.22)**

TriVigil, Inc.
Statement of Cash Flows

Statement of Cash Flows	Year Ended Dec, 2024	Year Ended Dec, 2025
Cash flows from operating activities:		
Cash received from customers	$22,600	$371,066
Interest income received	$402	$161
Payroll wages paid	($363,952)	($252,203)
Payroll taxes paid	($6,678)	($27,874)
Employee benefits paid	($5,868)	($45,627)
Employee reimbursements	($1,416)	($24,720)
Contract labor	($25,079)	($50,179)
Professional fees	($15,785)	($8,821)
Business consulting	($6,000)	-
Marketing	($10,074)	($12,480)
Software & website	($60)	($19,696)
Conferences & events	($88,236)	-
Travel	($9,774)	($9,196)
Meals & entertainment	($9,183)	($2,533)
Other operating expenses	($4,632)	($31,716)
Changes in working capital & other adjustments	$114,158	($22,861)
Net cash used in operating activities	**($409,577)**	**($136,679)**
Cash flows from investing activities:		
Purchase of capitalized software	-	($111,801)
Net cash used in investing activities	**-**	**($111,801)**
Cash flows from financing activities:		
Owner capital contributions	$260,765	$119,303
Owner distributions & withdrawals	($18,388)	($151,127)
Loans from owner (proceeds)	$168,665	$172,000
Business loans & repayments (net)	-	$108,893
Net cash provided by financing activities	**$411,042**	**$249,069**
Cash at beginning of period	-	$1,465
Net increase (decrease) in cash	$1,465	$589
Cash at end of period	$1,465	$2,054

Unaudited

TriVigil, Inc.
Statement of Changes in Equity

Statement of Changes in Equity — Trivigil Inc.	Year Ended Dec 31, 2024	Year Ended Dec 31, 2025
Opening Balance	$0.00	($522,735.68)
Net profit/loss	($523,735.68)	($155,420.22)
Stock Issued / Owners Contributions	$1,000.00	($3,682.83)
Owners Distributions	$0.00	($38,750.00)
Preferred Stock Issued	$0.00	$0.00
Ending Balance	**($522,735.68)**	**($693,497.64)**

Unaudited

TriVigil, Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2024 and 2025
$USD

1. ORGANIZATION AND PURPOSE

TriVigil, Inc. (the "Company") is a corporation organized in June 2024 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.

5. Disposition of Intellectual Property

On August 10, 2025, TriVigil Inc. entered into an IP Assignment Agreement with NextGen Shield, Inc., a Delaware corporation, pursuant to which TriVigil irrevocably assigned, transferred, and conveyed to NextGen all intellectual property rights related to the video game known as "Mask: NextGen," including copyrights, trademarks, trade secrets, source code, audiovisual works, and confidential information. The transferred IP specifically includes U.S. Copyright Registration No. TXu002488254 ("Our game"), registered May 5, 2025, and two U.S. trademark applications — Serial No. 99010284 (MASK NEXTGEN) and Serial No. 99010292 (MYRA ANA) — both filed January 17, 2025. In consideration for the assignment, TriVigil received 2,300,000 shares of NextGen Shield, Inc. common stock, representing a wholly non-cash transaction disclosed as a non-cash investing activity and not reflected in operating cash flows. As of the reporting date, no independent valuation of the shares received has been completed; accordingly, no gain or loss on the disposition has been recognized and the investment in NextGen Shield has not been recorded at fair value. Management intends to obtain a fair value assessment of the shares received and record the appropriate investment and any resulting gain or loss in a subsequent reporting period. The Agreement is perpetual and governed by the laws of the State of Delaware.